Exhibit 10.3

March 13, 2006

Mr. Charles H. Leonard

3022 Tangley

Houston, TX 77005

Re:

Offer of Employment

Dear Mr. Leonard:

It is with great pleasure that Eagle Global Logistics offers you the position of Chief Financial Officer, EGL, Inc.  This letter is to confirm the terms of our employment offer.

As discussed, your compensation will encompass the following:

•

Annual salary of $325,000.

•

Signing bonus of (i) USD $50,000 paid quarterly in first four quarters following start date, less applicable withholding taxes, and (ii) 100,000 stock options of the Company vesting over 3 years to be issued under the Company’s Long Term Incentive Plan (the “Plan”), a copy of which is attached for your review.

•

Eligibility to participate in the Company’s Incentive Bonus Plan for Executive Management Employees beginning in 2006 at 100% of base salary, subject to the terms and conditions specified in the plan, including agreed annual goals, as approved for the applicable year (a form of the plan as in effect for 2005 has been attached for your review); with the first year guaranteed of at a minimum of 50%.

•

Eligibility for an annual grant under the Plan of up to 10,000 – 20,000 shares of stock options of the Company based on the Company’s achieving designated annual operating income, which shares will vest over three years (grants typically are made once each year in the fourth quarter);

•

Eligibility for participation in health, dental and vision coverage, 401(k), deferred compensation and flexible spending accounts, subject to individual plan terms, 50% company match by EGL in 401K contributions.

•

Eligibility for company-paid benefits such as life insurance and short- and long-term disability, subject to applicable waiting periods and plan guidelines;

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Additional $12,000 annually for car allowance will be added to base pay.

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Eligibility for company-paid Executive Life Insurance of $1,000,000 subject to applicable waiting periods and plan guidelines;

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Change of Control protection pursuant to an agreement which would entitle you to two times base salary upon a change of control in the Company;

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Vacation (minimum of four weeks), Sick, Personal Holidays, Personal Emergency Days and Legal Holidays in accordance with Company policy; and

The foregoing offer is subject to our receipt and review of any existing employment and/or other agreement to which you are a party that may prohibit or limit your employment by the Company or otherwise affect your ability to perform in the capacity of Chief Financial Officer, including any covenants not to compete or solicit. Should we determine that any such agreement prohibits or limits your employment by the Company or may negatively affect your ability to perform in the capacity of Chief Financial Officer, we may, at our discretion, void this offer of employment.  Additionally, we require that you execute an agreement containing appropriate covenants related to confidentiality, non-solicitation and unfair competition.

We are glad that you are considering employment with Eagle Global Logistics., and we look forward to having you as a part of our team.  If the terms of this offer are acceptable to you, please sign both copies of this letter where indicated below, return one to me and retain one for your files.

Sincerely,
Eagle Global Logistics
/s/ James R. Crane

James R. Crane
CEO and Chairman of the Board

Accepted and Agreed to this

13th  day of March, 2006:

/s/ Charles H. Leonard

Charles H. Leonard